UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 14, 2013, FreeSeas Inc. (the “Company”) held its annual meeting of shareholders (the “Annual Meeting”), at which the Company’s shareholders approved three proposals. The proposals are described in detail in its proxy statement filed as an exhibit to a Report of Foreign Private Issuer on Form 6-K filed on October 30, 2013.

Proposal 1

The Company’s shareholders elected two individuals to the Board of Directors as set forth below:

Name	Votes For	Votes Withheld	Broker Non-Votes
Focko Nauta	16,415,992	1,438,599	38,679,919
Keith Bloomfield	16,396,186	1,458,405	38,679,919

Proposal 2

The Company’s shareholders ratified the appointment of RBSM LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013, as set forth below:

Votes For	Votes Against	Abstentions
53,131,027	1,444,145	1,959,338

Proposal 3

The Company’s shareholders grant discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at a ratio within the range from 1-for-2 up to 1-for 5 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-10, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Annual Meeting, as set forth below:

Votes For	Votes Against	Abstentions
45,137,081	9,954,473	1,442,954

The following exhibit is filed herewith:

Exhibit Number	Description

99.1	Press Release, dated November 18, 2013, issued by the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: November 18, 2013	By: /s/ ION G.VAROUXAKIS
Ion G. Varouxakis
Chief Executive Officer